Exhibit 12

United Parcel Service, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2008
		Year Ended December 31,
		2007	2006	2005	2004	2003
Earnings:
Income before income taxes	$1,416	$431	$6,510	$6,075	$4,922	$4,370
Add: Interest expense	134	246	211	172	149	121
Add: Interest factor in rental expense	73	296	304	281	253	244

Total earnings	$1,623	$973	$7,025	$6,528	$5,324	$4,735

Fixed charges:
Interest expense	$134	$246	$211	$172	$149	$121
Interest capitalized	13	67	48	32	25	25
Interest factor in rental expense	73	296	304	281	253	244

Total fixed charges	$220	$609	$563	$485	$427	$390

Ratio of earnings to fixed charges	7.4	1.6	12.5	13.5	12.5	12.1